Exhibit 99.2

an Exploration Stage Company

Consolidated Financial Statements

April 30, 2008 and 2007

Page

Report of Management	2

Auditors' Report	3

Financial Statements

Consolidated Balance Sheets as of April 30, 2008 and 2007	4

Consolidated Statements of Operations and Deficit for the Years Ended April 30, 2008, 2007 and 2006 and from Exploration State Inception on November 1, 2006 through April 30, 2008	5

Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Loss for the Year Ended April 30, 2008	6

Consolidated Statements of Cash Flows for the Years Ended April 30, 2008, 2007 and 2006 and from Exploration State Inception on November 1, 2006 through April 30, 2008	7

Notes to the Consolidated Financial Statements for the Years Ended April 30, 2008, 2007 and 2006	8

REPORT OF MANAGEMENT

To the Shareholders of
MegaWest Energy Corp.

The preparation and presentation of the consolidated financial statements and Management’s Discussion and Analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments.  When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations.  We, as CEO and CFO, will certify our annual filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (SEC) as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board carries out its responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and consists of a majority of independent, non-management directors.  The Audit Committee meets at least four times a year with management and meets independently with the external auditors and as a group to review any significant accounting, internal control and auditing matters in accordance with the terms of the Audit Committee charter.  The Audit Committee reviews the consolidated financial statements before they are submitted to the Board of Directors for approval.  The external auditors have free access to the Audit Committee without obtaining prior management approval.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of its internal control over financial reporting as of April 30, 2008 based on the framework in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission.  Based on their evaluation, management concluded that as of April 30, 2008, the Company did not maintain effective internal control over financial reporting due to material weaknesses described in its MD&A dated August 28, 2008.

KPMG LLP, our auditors, has audited management’s assessment of the effectiveness of our internal control over financial reporting as of April 30, 2008, as stated in their report which appears in our Annual Report on Form 20-F, filed with the SEC.

/s/ George T. Stapleton, II	/s/ F. George Orr
George T. Stapleton, II	F. George Orr
Chief Executive Officer	Chief Financial Officer

August 28, 2008

AUDITORS’ REPORT

To the Shareholders of
MegaWest Energy Corp.

We have audited the accompanying consolidated balance sheets of MegaWest Energy Corp. as of April 30, 2008 and 2007 and the consolidated statements of operations and deficit, comprehensive loss and accumulated other comprehensive loss and cash flows for the years ended April 30, 2008 and 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as of April 30, 2008 and 2007 and the result of its operations and cash flows for the years ended April 30, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

The financial statements for the year ended April 30, 2006 were audited by another auditor who expressed an opinion without reservation on those statements in their report dated August 25, 2006.

/s/ KPMG LLP

KPMG LLP
Calgary, Canada
August 28, 2008

MegaWest Energy Corp (an exploration stage company)
Consolidated Balance Sheets

	April 30,
(in Canadian dollars)	2008	2007

Assets
Current assets
Cash and cash equivalents	$5,617,892	$29,670,201
Accounts receivable and prepaid expenses	397,958	125,590
	6,015,850	29,795,791

Oil and gas assets (note 3)	42,236,315	20,756,355
Administrative assets (note 5)	303,157	128,741
Marketable securities (note 6)	-	1,851,960

	$48,555,322	$52,532,847

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$1,687,775	$1,301,640
Convertible promissory notes (note 7)	1,828,779	1,867,387
Exchange shares (note 8)	-	1,061,055
Asset retirement obligations (note 9)	295,009	154,244
	3,811,563	4,384,326

Shareholders' Equity
Share capital (note 10)	63,849,504	41,168,088
Warrants (note 11)	19,935,537	14,702,031
Contributed surplus (note 12)	3,154,744	2,365,598
Equity portion of convertible promissory notes (note 7)	120,566	120,566
Equity portion of exchange shares (note 8)	-	8,599,442
Accumulated deficit from prior operations	(562,633)	(562,633)
Accumulated deficit from exploration stage	(41,753,959)	(18,244,571)
	44,743,759	48,148,521
Future operations (note 1) Commitments (note 20) Subsequent events (notes 3, 7, 10, 11, 13 and 20)
	$48,555,322	$52,532,847

See accompanying notes to consolidated financial statements.

Approved by the Board:
/s/ George T. Stapleton, II	/s/ Brad Kitchen
George T. Stapleton II, Director	Brad Kitchen, Director

MegaWest Energy Corp (an exploration stage company)
Consolidated Statements of Operations and Deficit
	Years ended April 30			From Exploration Stage Inception on November 1, 2006 through April 30, 2008
(in Canadian dollars)	2008	2007	2006

Interest income	$712,763	$263,125	$-	$975,886

Expenses
General and administrative (note 14)	5,973,395	5,523,694	104,601	11,439,968
Impairment of oil and gas assets (note 3(d))	5,891,223	-	-	5,891,223
Foreign exchange loss	1,935,473	1,548,840	-	3,484,313
Financing costs (note 11 (iii))	2,466,000	-	-	2,466,000
Marketable securities write-down (note 6)	2,094,000	-	-	2,094,000
Accretion on promissory notes	175,743	71,270	-	247,013
Depreciation and accretion	79,952	12,373	118,344	92,325
	18,615,786	7,156,177	222,945	25,714,842

Net loss	(17,903,023)	(6,893,052)	(222,945)	(24,738,956)

Accumulated deficit, beginning of period	(18,807,204)	(505,514)	(282,569)	-
Deficit adjustment on related party acquisitions (note 4)	(5,848,405)	(11,408,638)	-	(17,257,043)
Adoption of new accounting standard (note 2)	242,040	-	-	242,040

Accumulated deficit, end of period	$(42,316,592)	$(18,807,204)	$(505,414)	$(41,753,959)

Net loss per share
Basic and diluted (note 16)	$(0.23)	$(0.31)	$(0.04)

Weighted average shares outstanding
Basic and diluted	79,413,793	22,102,129	6,337,500

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)
Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Loss

Year ended April 30, 2008
(in Canadian dollars)

Net loss	$(17,903,023)

Other comprehensive income (loss):	-

Comprehensive loss	$(17,903,023)

Accumulated other comprehensive loss, beginning of year	$-
Adoption of new accounting standard (note 2)	242,040
Marketable securities write-down (note 6)	(242,040)

Accumulated other comprehensive loss, end of year	$-

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)
Consolidated Statements of Cash Flows
	Years ended April 30			From Exploration Stage Inception on November 1, 2006 through April 30, 2008
(in Canadian dollars)	2008	2007	2006

Operating activities
Net loss	$(17,903,023)	$(6,893,052)	$(222,945)	$(24,739,317)
Items not involving cash
Impairment of oil and gas assets	5,891,223	-	-	5,891,223
Stock-based compensation	1,905,880	3,899,148	-	5,805,028
Foreign exchange	1,875,923	1,606,317	-	3,482,240
Accretion on promissory notes	175,743	71,270	-	247,013
Depreciation and accretion	79,952	12,373	118,344	92,325
Marketable securities write-down	2,094,000	-	-	2,094,000
Financing costs	2,466,000	-	-	2,466,000
Change in non-cash working capital	(295,445)	879,786	72,877	533,910
	(3,709,747)	(424,158)	(31,724)	(4,127,578)
Financing activities
Proceeds from private placements	-	38,301,221	-	38,301,221
Proceeds from stock option, warrant, and unit right exercises	321,388	58,500	-	379,888
Notes payable	-	(40,000)	40,000	(40,000)
	321,388	38,319,721	40,000	38,641,109
Investing activities
Expenditures on oil and gas assets	(17,505,081)	(705,762)	-	(17,869,050)
Expenditures on administrative assets	(241,326)	(131,113)	-	(372,440)
Acquisitions, net of cash acquired	(347,429)	(4,244,360)	-	(4,591,789)
Marketable securities	-	(1,851,960)	-	(1,851,960)
Change in non-cash working capital related to oil and gas assets	(396,788)	341,792	-	(396,788)
	(18,490,624)	(6,591,403)	-	(25,082,027)

Change in cash and cash equivalents	$(21,878,983)	$(31,304,160)	$8,276	$9,431,504

Exchange rate fluctuations on change in cash and cash equivalents	(2,173,326)	(1,648,100)	-	(3,821,425)
Cash and cash equivalents, beginning of period	29,670,201	14,141	5,865	7,813

Cash and cash equivalents, end of period	$5,617,892	$29,670,201	$14,141	$5,617,892

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

MegaWest Energy Corp ("MegaWest") was incorporated on February 8, 2000 under the Company Act in the province of British Columbia, Canada as Brockton Capital Corp.  On February 27, 2007 the Company changed its name to MegaWest Energy Corp and on February 12, 2008 it was continued in the province of Alberta, where it is currently registered under the Business Corporations Act (Alberta).

The primary business activity of MegaWest and its subsidiaries (collectively the "Company") is the acquisition, exploration and development of oil and gas properties in North America.  Prior to December 2006, MegaWest was a technology company whose business plan was to acquire the rights to market, sell and distribute a product line of consumer electronic technology products in Canada.

1.	Significant Accounting Policies:

(a)
Exploration Stage and Going Concern:

MegaWest is an exploration stage company that operates a number of unproven heavy oil properties in the United States.  MegaWest has been in the exploration stage since November 2006.  While in the exploration stage, activities have included analysis and evaluation of technical data, preparation of geological models, exploration drilling, conceptual engineering, construction of thermal demonstration projects, and securing capital to fund operations and capital expenditures.

MegaWest anticipates spending its existing funds in the upcoming fiscal year to acquire, explore, appraise and develop oil and gas projects.  MegaWest will need additional financing to continue operations and fund its 2009 capital plan.  In addition, the ultimate development of MegaWest’s oil and gas projects, if assessed to be commercial, will require additional funding.  MegaWest’s future operations are dependent upon its ability to obtain additional financing and ultimately achieve profitable operations.  Additional capital may be in the form of equity, debt and or joint venture farmouts. The outcome of these matters cannot be predicted with certainty at this time.  These financial statements are prepared on a going concern basis and do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding or obtain profitable operations and therefore, be unable to continue as a going concern.

(b)	Basis of Presentation: These financial statements have been prepared using Canadian generally accepted accounting principles ("GAAP").

(c)	Principles of Consolidation: These financial statements include the accounts of MegaWest and the following wholly-owned subsidiaries:

MegaWest Energy USA Corp
MegaWest Energy Texas Corp
MegaWest Energy Kentucky Corp
MegaWest Energy Missouri Corp
MegaWest Energy Kansas Corp
MegaWest Energy Montana Corp

All intercompany balances and transactions have been eliminated.

(d)
Use of Estimates and Measurement Uncertainty:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and other disclosures in these financial statements.  Actual results may differ from those estimates.

Significant estimates used in the preparation of these financial statements include estimates of oil and gas reserves and resources, oil and gas asset impairment, stock-based compensation and asset retirement obligations.

MegaWest Energy Corp. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

1.	Significant Accounting Policies - continued

(e)	Cash and Cash Equivalents: Cash and cash equivalents consist of highly liquid investments with terms to maturity, at the date of acquisition, not exceeding 90 days.

(f)
Oil and Gas Operations:

The Company follows the full cost method of accounting for oil and gas operations whereby all costs related to exploration and development of oil and gas reserves are capitalized.  Such costs are capitalized on a country-by-country basis, which to date there is one cost centre, the United States.

These capitalized costs will be depleted using the unit-of-production method based on estimated gross proved oil and gas reserves as determined by independent reservoir engineers.  Oil and gas reserves and production will be converted into equivalent units based upon relative energy content.

Costs of acquiring and evaluating unproved properties are initially excluded from the depletion calculations. Properties are considered unproved until they have established commercial production for a sustained period of time. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are assigned or the property is impaired, the associated costs are added to the costs subject to depletion calculations.

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of oil and gas assets is compared quarterly to the sum of undiscounted future cash flows expected to result from proved reserves and the lower of cost and market of unproved properties.  Cash flows are based on third party quoted forward prices, adjusted for transportation and quality differentials.   Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of oil and gas assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the market value of unproved properties.  A risk free interest rate would be used to arrive at the net present value of future cash flows.  The carrying value of oil and gas assets in excess of the discounted future cash flows would be recorded as a permanent impairment.

Proceeds from the sale of oil and gas assets are applied against capitalized costs, with no gain or loss recognized, unless a sale would alter the rate of depletion and depreciation by more than 20 per cent.

(g)
Administrative Assets:

Leasehold improvements, office furniture and equipment are stated at cost.  Depreciation on leasehold improvements is provided on a straight-line basis over five years and depreciation on office furniture and equipment is provided on a declining balance method over the estimated useful lives of the respective assets, at rates ranging from 20 – 30 percent per year.

(h)	Marketable Securities: Marketable securities are recorded at fair value.

(i)
Asset Retirement Obligations:

The Company recognizes a liability for the estimated fair value of site restoration and abandonment costs when the obligations are legally incurred and the fair value can be reasonably estimated.  The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Company's credit adjusted risk-free interest rate.  The obligation is recorded as a liability with a corresponding increase in the carrying amount of the oil and gas assets.  The capitalized amount will be depleted on a unit-of-production method.  The liability is increased each period, or accretes, due to the passage of time and a corresponding amount is recorded in the statement of operations as an operating expense.  Revisions to the estimated fair value would result in an adjustment to the liability and the capitalized amount in oil and gas assets.

MegaWest Energy Corp. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

1.	Significant Accounting Policies - continued

(j)
Convertible Promissory Notes:

Convertible promissory notes were recorded at the amount of proceeds received less the amount attributed to the conversion feature which is included as part of shareholders' equity.  The liability component is accreted to the face value of the promissory note at maturity on an effective yield basis.  The accretion is charged to the statement of operations as interest expense.

(k)
Foreign Currency Translation:

The Company's subsidiaries are considered financially and operationally integrated.  The Canadian dollar is the Company's functional currency.  As a result, monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transactions.  Revenues and expenses are translated to Canadian dollars at rates approximating exchange rates in effect at the time of the transactions.  Exchange gains and losses resulting from the period-end translation of monetary assets and liabilities denominated in foreign currencies are recorded in the statement of operations.

(l)
Oil and Gas Revenue:

After an oil and gas project becomes commercial, sales of crude oil and natural gas will be recognized in the period in which the product is delivered to the customer.  Oil and gas revenue represents the Company's share and is recorded net of royalty payments to governments and other mineral interest owners.

(m)
Stock-Based Compensation:

The Company accounts for all stock options and warrants granted to employees, directors and certain service providers using the fair value method.  Under this method, compensation expense is recorded with a corresponding credit to contributed surplus.  Stock-based compensation expense for employees is based on the estimated fair value of the related option or warrant at the time of grant and is expensed on a straight-line basis over the vesting period of the option.   Stock-based compensation expense for certain service providers is based on the estimated fair value of the related option or warrant once vested.  At the end of each reporting period, the fair value of  each option and warrant not vested is calculated and the appropriate amount is expensed in that period.  Compensation expense is adjusted for the estimated amount of forfeitures at the time of issuance.

Consideration received upon the exercise of stock options and warrants together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

(n)
Income Taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year and future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which these differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

MegaWest Energy Corp. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

1.	Significant Accounting Policies - continued

(o)
Per Share Amounts:

Basic per share amounts are computed by dividing the loss by the weighted average shares outstanding during the reporting period. Diluted amounts for options and warrants are computed using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of in-the-money options and warrants are used to repurchase shares at the average market price for the period.  The difference between the number of shares that could have been purchased at market prices in the period and the number of in-the-money options and warrants is added to the weighted average shares outstanding.  Dilutive amounts for convertible promissory notes are determined by using the “as if converted method”.

(p)	New Canadian GAAP Accounting Standards: As of May 1, 2008, MegaWest will be required to adopt the following new accounting standards from the Canadian institute of Chartered Accountants ("CICA"):

(i)	Section 1535 "Capital Disclosure" ("S.1535") S.1535 will require companies to disclose their objectives, policies and processes for managing capital.

(ii)
Section 3862 "Financial Instruments – Disclosures" ("S.3862"). The objective of S.3862 is to require entities to provide disclosures that enable users to evaluate both the significance of financial instruments for the entity's financial position and performance; and the nature and extent of risk arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

(iii)
Section 3863 "Financial Instruments – Presentation" ("S.3863").  The purpose of S.3863 is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows.  S.3863 will replace S.3861.

Management is in the process of reviewing the requirements of these recent sections and expects the only effect on the Company will be disclosures around how the Company manages its capital and incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies are going to converge with International Financial Reporting Standards ("IFRS") for fiscal periods commencing on or after January 1, 2011.  The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

2.	Adoption of New Accounting Standards:

On May 1, 2007, MegaWest adopted new Canadian accounting standards regarding other comprehensive income, financial instruments and hedge accounting as prescribed by the CICA Handbook.

(a)
Section 1530 Comprehensive Income ("S.1530") and Section 3251 Equity ("S.3251"):

Other comprehensive income represents items such as the change in equity arising from unrealized gains and losses from financial instruments designated as available-for-sale and changes in fair market value of derivatives designated as cash flow hedges, and is presented as a separate component of shareholders’ equity on the balance sheet.  S.3251 established standards for the presentation of equity and changes in equity during the period.

(b)
Section 3855 Financial Instruments – Recognition and Measurements ("S.3855") and Section 3861 Financial Instruments – Disclosure and Presentation ("S.3861"):

S.3855 establishes standards for recognizing and measuring financial assets and financial liabilities and non-financial derivatives as required to be disclosed under S.3861.  Financial instruments are required to be classified in one of five ways: (i) held for trading, (ii) held to maturity, (iii) loans and receivables (iv) available-for-sale, or (v) other financial liabilities.

MegaWest Energy Corp. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

2.	Adoption of New Accounting Standards - continued

As at May 1, 2007, MegaWest’s financial instruments included cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities, convertible promissory notes, and exchange shares.  Cash and cash equivalents and accounts receivable were classified as held to maturity and were recorded at amortized cost.  Marketable securities were classified as available-for-sale and were recorded at fair value, with the changes in fair value recorded in comprehensive income.  On adoption, a $242,040 adjustment was made to the marketable securities to mark them to fair value.  Convertible promissory notes, accounts payable and accrued liabilities and the liability portion of exchange shares are classified as other financial liabilities and are recorded at amortized cost.

(c)	Section 3865 Hedges ("S.3865"): S.3865 establishes standards for how and when hedge accounting may be applied. MegaWest does not currently participate in any hedging activities.

MegaWest also adopted Section 1506 Accounting Changes, the only impact of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective.

3.	Oil and Gas Assets:

To April 30, 2008, all of the Company’s properties are unproven.  Accordingly, no provision for depletion expense has been made and all oil sales to date have been netted against project costs.  The following table summarizes the oil and gas assets by project.

Oil and Gas Assets	Kansas (a)	Missouri (b)	Kentucky (c)	Texas (d)	Montana (e)	Other (f)	Total
Balance, April 30, 2006	$-	$-	$-	$-	$-	$-	$-
Acquisitions (note 4)	440,042	47,012	18,633,054	930,014	-	-	20,050,122
Additions	421,859	44,269	140,329	91,283	-	8,493	706,233
Balance, April 30, 2007	861,901	91,281	18,773,383	1,021,297	-	8,493	20,756,355
Additions	2,814,489	6,491,989	2,967,078	5,169,926	211,008	767,081	18,421,571
Pre-commercial oil sales, net	(740,915)	-	-	-	-	-	(740,915)
Acquisitions	-	-	-	-	9,690,527	-	9,690,527
Impairment	-	-	-	(5,891,223)	-	-	(5,891,223)
Balance, April 30, 2008	$2,935,475	$6,583,270	$21,740,461	$300,000	$9,901,535	$775,574	$42,236,315

(a)
Kansas

Costs relate to the Chetopa project, which is a heavy oil project located two miles south of Chetopa, Kansas.  The assets include certain oil and gas facilities, equipment, steam injection and oil production wells and a 100 percent interest in two oil and gas leases covering 392 acres.

To date, the project has operated in a pre-commercial stage, and $740,915 of oil sales, net of royalties, have been recorded against the costs.

As part of the project, MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project.  The net revenue interest becomes payable after MegaWest recovers 100 percent of its capital and operating costs, and is to be paid quarterly from 25 percent of the project’s net revenues. As at April 30, 2008 no amount of net revenue interest has been paid as MegaWest has not recovered its capital and operating costs.

(b)
Missouri

In Missouri, the Company has a 100 percent working interest in approximately 10,306 unproved acres of oil and gas leases at April 30, 2008.  Costs incurred relate to land acquisition, geological and geophysical activities, exploration and delineation drilling and the construction of a 500 barrel per day steam project.

MegaWest Energy Corp. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

3.	Oil and Gas Assets - continued

(c)
Kentucky

In Kentucky, the Company has a 62.5 percent working interest in the shallow rights and an additional 37.5 percent working interest in the deep rights, in certain oil and gas leases totaling approximately 35,400 unproved acres at April 30, 2008.  Costs incurred relate to land acquisition, geological and geophysical activities and exploration and delineation drilling.

As part of the acquisition of the Kentucky area, MegaWest is obligated to spend U.S. $15,000,000 by October 2009.  In the event MegaWest does not complete this work program, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner.  To April 30, 2008 MegaWest has spent $2,967,078 million towards this commitment.

(d)
Texas

In Texas, the Company is a partner in the Trinity Sands Project of approximately 34,000 unproved acres in Texas.  Pursuant to earn-in agreements MegaWest may earn up to a 66.67 percent working interest in all leased acreage.  Currently, MegaWest has earned a 50 percent working interest in 20,600 acres and 12.5 percent working interest the remaining 13,385 acres.  Costs incurred relate to land acquisition, geological and geophysical activities and exploration drilling.

Based on the results of oil and gas activities to date, the Company recorded a $5,891,223 impairment of its Texas costs on April 30, 2008.

(e)
Montana

On October 24, 2007 MegaWest completed the acquisition of a 40 percent working interest in two prospects in Montana totaling 37,400 unproved acres.  The cost of the acquisition of $9,690,527 was comprised of:

Cash	$309,034
Common shares (500,000)	486,250
Warrants (250,000 exercisable at U.S.$2.50 per warrant)	45,707
Incentive warrants (10,000,000, exercisable at U.S. $0.10)	8,810,850
Expenses	38,686
Total cost	$9,690,527

MegaWest can earn an additional 20 percent working interest in each prospect by carrying its working interest partner through the first U.S. $2.5 million of work.  In addition, MegaWest and its working interest partner have established a two year term regional area of mutual interest (“AMI”) covering approximately 1,000,000 acres. The interest in the AMI shall be divided 65 percent to MegaWest and 35 percent to its partner.  MegaWest shall pay for the lease acquisition, initial geological and geophysical activity, drilling and completing of any wells, comprising an agreed upon initial work program for each new prospect within the AMI and shall receive 100 percent payout of all such costs and expenses incurred for each such prospect prior to its partner receiving its respective share.

The amounts assigned to the common shares and warrants were based on their fair values on the issue date. The fair value of common shares was based on the cash consideration received for the most recent private placements of shares.  The $45,707 fair value of the warrants was determined by using the Black-Scholes option pricing model assuming a volatility of 89 percent, risk free interest rate of 3.83 percent and term of 1.5 years.  The incentive warrants were issued in December 2006 to provide additional prospects for MegaWest and the acquisition triggered the vesting of 10,000,000 of these incentive warrants.  The $8,810,850 fair value of the incentive warrants on issuance was determined by using the Black-Scholes option pricing model assuming a volatility of 89 percent, risk free interest rate of 3.83 percent and term of 1.3 years.

On July 31, 2008, MegaWest acquired the Devils Basin prospect.  Upon completion of acquisition earning ($105,000 cash, 100,000 shares of MegaWest and a carry of its partners 25 percent working interest cost on the first well), MegaWest will own a 75 percent working interest of the 4,990 acre prospect.

MegaWest Energy Corp. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

3.	Oil and Gas Assets - continued

(f)	Other Other costs consist primarily of three used steam generators and related equipment that will be assigned to a project once a project is established and the location is determined.

Oil and gas assets include $1,061,353 (2007 - $176,600) of capitalized general and administrative costs and $360,880 (2007 – $nil) of capitalized stock-based compensation costs.

4.	Acquisitions during the Year Ended April 30, 2007: The Company completed the following acquisitions during the year ended April 30, 2007.

(a)
Assets of Deerfield Energy Kansas LLC ("Deerfield Kansas"):

On March 26, 2007 MegaWest acquired the net assets of Deerfield Kansas in exchange for 250,000 common shares of MegaWest and the prior assumption of a $591,250 note payable to a third party.  The value of the common shares issued was based on the cash consideration received for private placements of shares around the closing date.  Deerfield Kansas, an exploration stage oil and gas company, owned certain oil and gas equipment and held 100 percent working interest in 392 unproved acres of oil and gas leases in Kansas.

(b)
Kentucky Reserves LLC ("Kentucky Reserves"):

On April 2, 2007 MegaWest acquired 100 percent of the membership units of Kentucky Reserves in exchange for $3,412,500 cash and 5,000,000 common shares of the Company.  The value of the common shares issued was based on the cash consideration received for private placements of shares around the closing date.  Kentucky Reserves, an exploration stage oil and gas company, owned a 62.5 percent working interest in shallow tar sands rights plus an additional 37.5 percent interest in deep rights of 27,009 unproved acres of oil and gas leases in Kentucky.

Included in the cost of acquisition is $9,372,231 for 9,000,000 incentive warrants which vested on the acquisition of Kentucky Reserves (see note 11).  The fair value of the warrants was estimated to be $1.04 per warrant and was determined using the Black-Scholes pricing model with the following assumptions: expected volatility 80 percent, risk-free interest rate of 5.10 percent and expected term of 0.5 years.

(c)
Deerfield Energy LLC ("Deerfield Missouri"):

On April 5, 2007 MegaWest acquired 100 percent of the membership units of Deerfield Missouri in exchange for $926,480 cash, plus a $144,700 change in control fee recorded as acquisition expenses, and 4,750,000 common shares of the Company.  Of the total consideration, $575,050 cash and the change in control fee was paid on the closing date, the remaining consideration was contingent upon meeting the terms of an escrow agreement.  The Company met the terms of the escrow agreement in October 2007 and as a result, the cash and shares held in escrow were released and the remaining consideration of $5,848,405 attributable to the acquisition has been recorded as a deficit adjustment (due to the related party nature of the transaction), with a corresponding credit to cash and share capital.

The value of the common shares issued was based on the cash consideration received for private placements of shares around the closing date.  Deerfield Missouri, an exploration stage oil and gas company, was party to oil development agreements on 7,620 unproved acres and also holds all of the issued and outstanding shares of Deerfield Kansas.

(d)
Trinity Sands Energy LLC ("Trinity"):

On April 25, 2007 MegaWest acquired 100 percent of the membership units of Trinity in exchange for $227,500 cash, the assumption of a $1,361,085 note payable to a third party and 95,000 shares of a MegaWest subsidiary exchangeable into 9,500,000 common shares of the Company (note 8).  The value of the common shares issued was based on the cash consideration received for recent private placements of shares around the closing date.  Trinity was an exploration stage oil and gas company that had a 50 percent working interest in 14,948 unproved acres of oil and gas leases in Texas, and was party to an earn-in agreement whereby its working interest may be increased to 66.67 and could earn a 66.67 percent working interest in an additional 13,385 unproved acres of oil and gas leases.

MegaWest Energy Corp. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

4.	Acquisitions during the Year Ended April 30, 2007 - continued The following table summarizes the estimated net assets acquired, liabilities assumed and consideration given as of each acquisition date.

	Deerfield Kansas	Kentucky Reserves	Deerfield Missouri	Trinity Sands	Totals
Closing Date	March 26, 2007	April 2, 2007	April 5, 2007	April 25, 2007

Net Assets Acquired:
Cash	$-	$3,521	$75,330	$166,750	$245,601
Oil and gas assets	440,042	18,633,054	47,012	930,014	20,050,122
Working capital	(13,667)	-	7,058	-	(6,609)
Asset retirement obligations	(160,376)	-	-	-	(160,376)
	$265,999	$18,636,575	$129,400	$1,096,764	$20,128,738
Consideration Given:
Shares
Common shares	250,000	5,000,000	-	-	5,250,000
Exchange shares (note 8)	-	-	-	95,000	95,000
Incentive warrants	-	9,000,000	-	-	9,000,000

Value of common shares	$290,325	$5,772,500	$-	$-	$6,062,825
Value of exchange shares	-	-	-	9,660,497	9,660,497
Value of incentive warrants	-	9,372,231	-	-	9,372,231
Cash	-	3,412,500	579,050	227,500	4,219,050
Note payable assumed	591,250	-	-	1,361,085	1,952,335
Expenses	6,438	79,344	162,638	22,018	270,438
	888,013	18,636,575	741,688	11,271,100	31,537,376
Deficit adjustment on related party acquisitions	(622,014)	-	(612,288)	(10,174,336)	(11,408,638)

	$265,999	$18,636,575	$129,400	$1,096,764	$20,128,738
Contingent Consideration:
Shares
Number	-	-	4,750,000	-	4,750,000
Value	$-	$-	$5,500,975	$-	$5,500,975
Cash	-	-	347,430	-	347,430
	$-	$-	$5,848,405	$-	$5,848,405

The acquisitions of the assets of Deerfield Energy Kansas Corp., Deerfield Missouri and Trinity were considered related party transactions, since at the respective acquisition dates the President and Chief Executive Officer of the Company, was also the Chief Executive Officer and a unitholder of Trinity (47.37% of issued and outstanding units) and the Chief Operating Officer and unitholder of Deerfield Missouri (15.86% of the issued and outstanding units), which is also the parent company of Deerfield Kansas.

As a result, the Chief Executive Officer of the Company, or a private company controlled by him, received i) 39,650 of the common shares issued for the assets of Deerfield Kansas, ii) 753,350 common shares and $291,702 cash from Deerfield Missouri, including a change in control fee, and iii) 45,000 class B exchange shares of our subsidiary, MegaWest USA that were converted  into 4,500,000 common shares and $107,763 cash of the consideration issued to Trinity.

MegaWest Energy Corp. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

5.	Administrative Assets: Administrative assets consist of office equipment, furniture and leasehold improvements.

	Cost	Accumulated Depreciation	Net book Value
Balance, April 30, 2006	$-	$-	$-
Additions	131,113	2,372	128,741
Balance, April 30, 2007	131,113	2,372	128,741
Additions	241,326	66,910	174,416
Balance, April 30, 2008	$372,439	$69,282	$303,157

6.
Marketable Securities:

In January 2007, the Company acquired 7,500,000 common shares of Energy Finders Inc. ("Energy Finders”), at the time representing approximately nine percent of its issued and outstanding share capital. The Company does not have any representation on the Energy Finders board of directors or exert influence over Energy Finders.  Due to the non-temporary decline in value, the Company recognized the year to date loss of $2,094,000 on its investment in the statement of operations and deficit and continues to hold its investment in Energy Finders.

7.
Convertible Promissory Notes:

In December 2006, MegaWest assumed two convertible promissory notes totaling $1,952,335 (U.S. $1,700,000) in conjunction with two acquisitions (see note 4).  As part of the assumption, the Company agreed to pay: interest at six percent and the outstanding interest and principal are convertible into MegaWest common shares at U.S. $0.25 per share until June 20, 2008.  The fair value of the conversion feature at the date of assumption was estimated to be $120,566 and has been classified as equity. The fair value was estimated at $0.02 per share using the Black-Scholes option pricing model assuming a volatility of 80 percent, risk free interest rate of 4.90 percent and expected term of eighteen months.

On June 20, 2008 the promissory notes and accrued interest were converted into 7,412,559 common shares. On conversion, the liability and equity portions of the exchange shares totaling $1,882,975 were transferred to share capital.

8.
Exchange Shares:

As part of the consideration given to acquire Trinity Sands (see note 4(d)), MegaWest issued 95,000 class B shares of its subsidiary, MegaWest USA.  Each class B exchange share was convertible into 100 MegaWest shares (9,500,000 common shares of MegaWest could be issued).  The holders of these MegaWest USA shares had the right to exchange, or receive a cash payment of U.S. $10.00 per exchange share until July 31, 2008.  The cash redemption value of the exchange shares of $1,061,055 was recorded as a liability. The estimated fair value of the conversion feature of $8,599,442 was classified as equity. The fair value per exchange share was determined by using the Black-Scholes option pricing model assuming a volatility of 80 percent, risk free interest rate of 5.09 percent and expected term of fifteen months.

In February 2008, the class B exchange shares were converted into 9,500,000 common shares of MegaWest.  On conversion, the liability and equity portions of the exchange shares were transferred to share capital.

9.
Asset Retirement Obligations:

The total future asset retirement obligation was estimated based on the Company’s ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing and costs to be incurred in future periods.  The present value of this obligation has been projected using estimates of the future costs denominated in U.S. dollars and the timing of abandonment.  At April 30, 2008 the Company estimated the present value of its asset retirement obligations to be $295,009 based on a future undiscounted liability of $416,000.  These costs are expected to be incurred within two to ten years.  A credit-adjusted risk-free discount rate of ten per cent and an inflation rate of two per cent were used to calculate the present value.

MegaWest Energy Corp. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

9.	Asset Retirement Obligations - continued Changes to the asset retirement obligation were as follows:

Balance, April 30, 2006	$-
Liabilities acquired through acquisitions (note 4)	160,376
Accretion	10,001
Change in foreign exchange rates	(16,133)
Balance, April 30, 2007	154,244
Liabilities incurred during the period	141,881
Accretion	13,042
Change in foreign exchange rates	(14,158)
Balance, April 30, 2008	$295,009

10.
Share Capital:

The authorized capital of the Company consists of unlimited common shares without par value and 100,000,000 preferred shares without par value (of which none are issued).

Issued common shares:

	Number of Common Shares	Amount
Outstanding, April 30, 2005 and 2006	6,337,500	$207,342
Shares issued on private placement (i)	23,500,000	2,707,168
Shares issued on debt settlement (ii)	600,000	165,700
Shares issued on private placement, net of $283,000 ascribed to warrants (iii)	8,425,000	4,709,234
Shares issued on private placement, net of $3,446,000 ascribed to warrants (iv)	27,448,550	28,669,870
Share issue costs related to private placements (v)	-	(1,882,451)
Shares issued for Kentucky property (note 4(b))	5,000,000	5,772,500
Shares issued for Kansas property (note 4(a))	250,000	290,325
Shares issued for services (vi)	375,000	434,900
Shares issued on stock option exercise, including $35,000 transfer from contributed surplus	500,000	93,500
Outstanding, April 30, 2007	72,436,050	41,168,088
Shares issued for services (vi)	375,000	394,900
Shares issued for Montana property (note 3(e))	500,000	486,250
Shares issued for Missouri property (note 4(c))	4,750,000	5,500,975
Shares issued on conversion of exchange shares (note 8)	9,500,000	9,556,567
Shares issued on exercise of 1,025,000 stock options, including $195,714 transfer from contributed surplus	844,593	246,634
Shares issued on exercise of 6,925,000 warrants, including $6,189,622 transfer from warrants and $36,000 from contributed surplus for unit rights	6,726,023	6,496,090
Outstanding, April 30, 2008	95,131,666	$63,849,504

(i)	On December 21, 2006 the Company issued 23,500,000 common shares for proceeds of $2,707,168.

(ii)	In December 2006, the Company agreed to issue 600,000 common shares to settle accounts payable of $165,700, which included amounts payable to former directors and officers of the Company.

MegaWest Energy Corp. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

10.	Share Capital - continued

(iii)
In January and February 2007 the Company issued 8,425,000 units for gross proceeds of $4,992,234.  Each unit included one common share and one half share purchase warrant. One whole share purchase warrant entitled the holder to acquire one share for U.S. $1.00.  The amount classified to warrants of $283,000 was based on the fair value of the share purchase warrants which was determined by using the Black-Scholes option pricing model assuming a volatility of 80 percent, risk free interest rate of 5.10 percent and expected term of one year.

In connection with placement, the Company granted a consultant rights to purchase 180,000 units under the same terms as the private placement for a period of one year from the date of the placement.  The value of these units, recorded as issue costs (noted in v below), was determined using the Black-Scholes option pricing model.  On January 5, 2008, these unit rights were exercised, resulting in 180,000 common shares and 90,000 share purchase warrants being issued.

(iv)
On March 1, 2007 the Company issued 27,448,550 units for gross proceeds of $32,115,870. Each unit included one common share and one half share purchase warrant. One whole share purchase warrant entitles the holder to acquire one share for U.S. $1.30.  As a commission, and additional 655,848 share purchase warrants were issued.  The amount classified as warrants of $3,446,000 was based on the fair value of the share purchase warrants, which was determined by using the Black-Scholes option pricing model assuming a volatility of 80 percent, risk free interest rate of 4.95 percent and expected term of one year.

In connection with the placement, the Company granted a consultant rights to purchase 375,000 units under the same terms as the private placement for a period of one year from the date of the placement.  The value of these units, recorded as issue costs (noted in v below), was determined using the Black-Scholes option pricing model.

(v)
Included in issue costs of the private placements is $1,514,051 of fees paid in cash, $190,000 representing the fair value of 655,848 share purchase warrants issued and $178,400 representing the fair value of 180,000 units (note iii) and 375,000 units (note iv) issued in connection with the financings.

(vi)
In March 2007, the Company entered into an agreement with a consultant to provide advisory services.  The consideration for the advisory services was 750,000 common shares of the Company, of which 375,000 were issued during the period ended April 30, 2007 and 375,000 were issued during the year ended April 30, 2008.  The value of the common shares was based on the cash consideration received for private placements of shares around the issuance date.

(vii)
On May 15, 2008, MegaWest closed a private placement financing whereby 26,750,000 common shares were issued for gross proceeds of $16,050,000.  Expenses paid in conjunction with this financing were $1,013,000.

(viii)	On June 20, 2008, MegaWest issued 7,412,559 common shares on the conversion of the convertible promissory notes (see note 7).

(ix)
Subsequent to April 30, 2008, the Company has issued 585,247 common shares on the cashless exercise of 700,000 warrants, 1,200,000 common shares on the cash exercise of warrants, 415,000 shares as compensation for consulting services, and 1,325,000 shares to employees for performance bonuses.

MegaWest Energy Corp. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

11.	Warrants: Each of the Company’s warrants entitles the holder to acquire one common share. The following table summarizes the changes in warrants during the years ended April 30, 2008 and 2007:

	Number of Warrants	Amount
Outstanding, April 30, 2006	-	$-
Incentive warrants issued (i)	19,500,000	-
Incentive warrants (9,000,000) vested on Kentucky acquisition (i)	-	9,372,231
Consulting warrants issued (ii)	6,000,000	1,600,800
Granted in January 2007 private placement (note 10 (ii))	4,212,500	283,000
Granted in March 2007 private placement (note 10 (iii))	14,380,123	3,446,000
Outstanding, April 30, 2007	44,092,623	14,702,031
Incentive warrants (10,000,000) vested on Montana acquisition (i)	-	8,810,850
Extension of warrant term (i)	-	55,571
Extension of warrant term (iii)	-	2,466,000
Warrants issued for Montana property (iv)	250,000	45,707
Incentive warrants exercised, transfer to share capital	(6,925,000)	(6,189,622)
Warrants issued on exercise of unit rights (note 10 (ii))	90,000	45,000
Outstanding, April 30, 2008	37,507,623	$19,935,537

The following table summarizes the warrants outstanding as of April 30, 2008:

	Warrants Outstanding			Warrants Vested
Warrant Type	Number	Weighted Ave. Remaining Life	Weighted Ave. Exercise Price	Number	Weighted Ave. Exercise Price
Incentive (i)	12,575,000	0.7 years	U.S. $0.10	12,075,000	$	U.S. 0.10
Consulting (ii)	6,000,000	0.7 years	U.S. $0.50	6,000,000	$	U.S. 0.50
Private Placement (iii)	4,302,500	0.2 years	U.S. $1.00	4,302,500	$	U.S. 1.00
Private Placement (iii)	14,380,123	0.3 years	U.S. $1.30	14,380,123	$	U.S. 1.30
Purchase (iv)	250,000	1.0 years	U.S. $2.50	250,000	$	U.S. 2.50
	37,507,623	0.5 years	U.S. $0.74	37,007,623	$	U.S. 0.75

(i)
The incentive warrants were issued in an effort to secure additional non-conventional oil and gas prospects. The warrants allow the holders to purchase common shares from MegaWest at an exercise price of U.S.$0.10 per share.  The warrants were to expire December 20, 2007, however the Company extended the term of the warrants to January 15, 2009.  The estimated incremental fair value of the warrant extension recorded was determined using the Black-Scholes option pricing model.

In April 2007, 9,000,000 warrants vested on the Kentucky Reserves acquisition (note 4(b)), and in October 2007 10,000,000 warrants vested on the Montana Big Sky acquisition (note 3(e)).  The remaining 500,000 warrants will vest if the holder brings a project of merit to the Company that has an economic value of at least U.S.$1.00 per share.

(ii)	The consulting warrants were issued to various investor relations and other contractors. The consulting warrants vest on grant date, and expire on January 5, 2009.

(iii)
The private placement warrants were issued in conjunction with the private placements completed in January and March of 2007.  The warrants were to expire on January 5 and March 1, 2008, respectively. On December 14, 2007 the Company extended the term of these warrants to July 5 and August 28, 2008, respectively and as a result, recorded a financing cost in the amount of $2,466,000.  The estimated incremental fair value of the warrant extension was determined using the Black-Scholes option pricing model.Subsequent to year end, all of the private placement warrants expired unexercised and $3,729,000 was transferred from warrants to contributed surplus.

MegaWest Energy Corp. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

11.	Warrants - continued

(iv)	The purchase warrants were issued in conjunction with the Montana asset purchase in October 2007. The warrants expire on April 24, 2009.

12.	Contributed Surplus: The following table summarizes the changes in warrants during the years ended April 30, 2008 and 2007:

Amount
Balance, April 30, 2006	$168,750
Shares and warrants as issue costs from March 2007 private placement (note 10 (iv))	368,400
Stock-based compensation expense	1,863,448
Transfer to share capital on exercise of 500,000 stock options	(35,000)
Balance, April 30, 2007	2,365,598
Stock-based compensation expense	1,065,860
Transfer to share capital on exercise of 1,025,000 stock options	(195,714)
Transfer to share capital on exercise of 180,000 unit rights	(36,000)
Transfer to warrants on exercise of 180,000 unit rights	(45,000)
Balance, April 30, 2008	$3,154,744

13.
Stock Options:

MegaWest had two stock option plans, one intended for Canadian employees (the “2004 plan”) and one for U.S. employees (the “2007 plan”).  The number of shares reserved for issuance in aggregate under both plans was limited to 20 percent of the issued and outstanding common shares of MegaWest.  The exercise price, term and vesting schedule of stock options granted are set by the board of directors at the time of grant.  Stock options granted under the plans can be exercised on a cashless basis, whereby the employee receives a lesser amount of shares in lieu of paying the exercise price based on the quoted market price of the shares on the exercise date.

The following table summarizes the changes in stock options outstanding during the years ended April 30, 2008 and 2007:

	Number of Options	Weighted Avg. Exercise Price
Outstanding, April 30, 2006	302,500	$	U.S. 0.15
Expired	(302,500)		0.15
Granted	10,169,000		0.59
Exercised	(500,000)		0.10
Outstanding, April 30, 2007	9,669,000	$	U.S. 0.62
Expired	(114,000)		0.67
Forfeited	(450,000)		0.67
Granted	1,570,000		1.65
Exercised	(1,025,000)		0.24
Outstanding, April 30, 2008	9,650,000	$	U.S. 0.81

MegaWest Energy Corp. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

13.	Stock Options - continued The following table summarizes information about the options outstanding and exercisable at April 30, 2008:

	Options Outstanding			Options Vested
Exercise Price	Options	Weighted Ave. Remaining Life	Weighted Ave. Exercise Price	Options	Weighted Ave. Exercise Price
U.S.$0.10	750,000	3.6 years	U.S. $0.10	750,000	$	U.S. 0.10
U.S.$0.50	4,892,500	2.8 years	$0.50	3,790,000		$0.50
U.S.$0.89	300,000	3.8 years	$0.89	-		-
U.S.$1.00	2,187,500	3.2 years	$1.00	1,477,500		$1.00
U.S.$1.57 - $2.25	1,520,000	3.5 years	$1.86	481,250		$2.03
	9,650,000	3.1 years	U.S. $0.81	6,498,750	$	U.S. 0.68

For the year ended April 30, 2008, the Company recorded $1,065,859 (2007 - $1,863,448; 2006 - $nil) of stock-based compensation expense related to stock options with a corresponding increase in contributed surplus.  The fair value of the options granted in the years ending April 30 was determined using the Black-Scholes option pricing model with the following assumptions:

	2008	2007	2006
Fair value of options granted, per option	$ 0.37	$ 0.41	$ -
Expected volatility	80%	80%	-
Risk-free interest rate	4.58%	5.04	-
Expected lives	4 years	4 years	-
Forfeiture	20%	20%	-

On June 5, 2008, the Company’s board of directors amended and restated to the stock option plans to allow the issue of other equity instruments (stock appreciation rights).  The amended incentive plans specify that the number of common shares reserved for issuance under the plans is ten percent of the issued and outstanding common shares and to date, only stock options remain outstanding under the equity plans.

In addition, subsequent to April 30, 2008, the Company has granted 2,369,500 stock options to certain employees and directors with a four year term at exercise prices ranging from U.S$0.42 to U.S.$0.62 per share.

14.	General and Administrative Expenses: General and administrative expenses for the years ended April 30 consisted of:

	2008	2007	2006
Stock-based compensation:
Stock options	$1,065,860	$1,863,448	$-
Shares to be issued for services	806,000	-	-
Shares issued for services	394,900	434,900	-
Consulting warrants	-	1,600,800	-
Less: capitalized portion	(360,880)	-	-
	1,905,880	3,899,148	-

Salaries and benefits	2,703,669	1,171,885	-
Professional fees	720,248	229,111	83,720
Investor relations	627,091	100,097	-
Office and operations	936,734	272,952	20,881
Information technology	141,126	27,101	-
Less: capitalized portion	(1,061,353)	(176,600)	-
	4,067,515	1,624,546	104,601

	$5,973,395	$5,523,694	$104,601

MegaWest Energy Corp. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

15.	Income taxes: Income tax expense differs from the amount that would be computed by applying the Canadian federal and provincial statutory income tax rates to the loss for the year as follows:

	2008	2007	2006

Loss for the year	$(17,903,023)	$(6,893,052)	$(222,945)

Statutory tax rate	32.7%	34.5%	37.6%

Expected income tax recovery	(5,854,289)	(2,378,103)	(83,827)
Increase (decrease) resulting from:
Non-deductible stock-based compensation	623,223	1,345,200	-
Non-deductible financing cost	806,382	-	-
Other non-deductibles	129,904	-	-
Change in future tax rates	983,980	-	-
Change in valuation allowance	3,310,800	1,032,903	83,827
	$-	$-	$-

The components of the April 30 net future income tax asset and liability, after applying corporate income tax rates, are as follows:

	2008	2007
Net future income tax asset:
Oil and gas and administrative assets	$14,009,000	$12,509,300
Operating losses	1,493,000	636,000
Share issue costs	363,000	436,700
Unrealized loss on marketable securities	554,900	-
Unrealized foreign exchange loss	936,900	464,000
	17,356,800	14,046,000
Less: valuation allowance	(17,356,800)	(14,046,000)
	$-	$-

The Company has accumulated operating losses which expire over the following years:

2009	$48,867
2010	60,060
2011	157,207
2012	74,847
2013	118,417
Thereafter	5,635,381
Total	$6,094,779

The Company’s income tax filings are subject to audit by taxation authorities in Canada and the United States, which may result in the payment of income taxes and/or a decrease in its operating losses available for carry-forward in those jurisdictions.  While the Company believes its tax filings do not include uncertain tax positions the results of potential audits or the effect of changes in tax law cannot be ascertained at this time.

No amounts have been recorded in the financial statements related to the above mentioned uncertain tax positions as management has determined the likelihood on an unfavorable outcome to the Company to be low.

MegaWest Energy Corp. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

16.	Per Share Amounts: There is no change between the basic and diluted per share amounts as the effects of stock options, warrants and convertible promissory notes are anti-dilutive.

17.	Supplemental Cash Flow Information:

	Years ended April 30			From Exploration Stage Inception on November 1, 2006 through April 30, 2008
	2008	2007	2006

Non-Cash investing activities
Common shares issued for properties	$5,987,225	$6,062,825	$-	$12,050,050
Exchange shares issued for properties	-	9,660,497	-	9,660,497
Warrants granted for properties	45,707	-	-	45,707
Incentive warrants vested on property acquisition	8,810,850	9,372,231	-	18,183,081
Capitalized stock-based compensation	360,880	-	-	360,880

Non-Cash financing activities
Common shares issued on debt settlement	-	165,700	-	165,700
Common shares issued on cashless exercise of options and warrants	6,421,337	35,000	-	6,456,337
Common shares issued for services	394,900	434,900	-	829,800
Common shares issued on conversion of exchange shares	9,556,567	-	-	9,556,567

Cash interest paid (received)	712,763	263,125	-	975,888
Cash taxes paid	-	-	-	-

Components of Cash and Cash Equivalents
Cash deposits	$5,159,927	$26,328,951
Restricted cash	457,965	341,250

18.
Related Party Transactions:

The Company incurred the following related party transactions during the years ended April 30, 2008 and 2007 not otherwise disclosed.  These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

(a)
The Chief Financial Officer ("CFO") is affiliated with a company that assisted MegaWest in completing private placement financings in December 2006 through March 2007 and that provides the Company with ongoing administrative services. For the year ended April 30, 2008 the Company paid $211,474 (2007 - $75,000; 2006 - $nil) for these services.

(b)
During the year ended April 30, 2008, the Company paid $624,900 (2007 - $813,407; 2006 - $nil) in aggregate for salaries to the Chief Executive Officer, Chief Operating Officer and CFO for compensation in the form of salaries and bonuses.

(c)	During the year ended April 30, 2007, the Company completed three acquisitions that were considered related party transactions as described in note 4.

MegaWest Energy Corp. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

18.	Related Party Transactions - continued

(d)	During the year ended April 30, 2007, the Company incurred $87,608 (2006 - $26,797) in general and administrative costs to entities controlled by former directors.

(e)	During the year ended April 30, 2007, the Company incurred $5,463 (2006 - $nil) in consulting fees to a current director of the Company.

19.
Financial Instruments:

The Company is exposed to foreign currency fluctuations as it has cash, short-term deposits and accounts payable denominated in U.S. dollars.  In addition, a significant portion of the Company's operating activities are conducted in U.S. dollars.  There are no exchange rate contracts in place.  In addition, the Company is exposed to interest rate risk on its convertible promissory notes.

At April 30, 2008, the fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity.  The fair values of the convertible promissory notes were estimated to be $2,850,000.  The fair value was determined using the Black-Scholes option pricing model at April 30, 2008.

20.	Commitments and Contractual Obligations:

(a)
Contractual Obligations:

As part of the acquisition of Kentucky Reserves (see note 3(c)), the Company is obligated to spend U.S. $15,000,000 on the project by October 2009.  In the event the Company does not complete this work program, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner.  As at April 30, 2008, the Company has incurred approximately $3 million towards this obligation.

As part of the Deerfield Kansas acquisition (see note 3(a)), MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project.  The net revenue interest becomes payable after the Company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project's net revenues.

Subsequent to year end, the Company entered into a contract with a natural gas supply company whereby MegaWest has paid a $600,000 deposit to bring natural gas infrastructure to its Missouri projects.  The deposit is refundable to the Company over ten years based on the amount of natural gas used each year.  In addition, subsequent to year end, the Company entered into a contract to purchase four used steam generators for $680,000.

(b)	Office and Equipment Leases: The Company is committed to office and equipment leases over the upcoming fiscal years as follows:

2009	$316,620
2010	306,620
2011	286,620
2012	282,840
2013	298,056
Thereafter	197,615
Total	$1,688,371

(c)	Severance Obligations: Pursuant to employment agreements with three senior officers, the Company is obligated to pay up to $688,000 under certain events around employment termination.

MegaWest Energy Corp. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2008, 2007 and 2006
(in Canadian dollars unless otherwise indicated)

21.
Segmented Information:

MegaWest presently has one reportable business segment, that being oil and gas exploration and development. MegaWest’s corporate and administrative operations are carried on in Canada, while all of the oil and gas properties and operations are located in the United States.

	Year Ended April 30, 2008
	Canada	USA	Consolidated
Interest income	$712,763	$-	$712,763

General and administrative	5,910,730	62,665	5,973,395
Impairment of oil and gas assets	-	5,891,223	5,891,223
Foreign currency loss	1,935,473	-	1,935,473
Financing costs	2,466,000	-	2,466,000
Loss on marketable securities	2,094,000	-	2,094,000
Accretion on promissory notes	175,743	-	175,743
Depreciation and accretion	66,910	13,042	79,952
Net loss	(11,936,093)	(5,966,930)	(17,903,023)

Oil and gas assets	775,574	41,460,741	42,236,315
Administrative assets	303,157	-	303,157

Oil and gas asset additions	767,081	26,604,102	27,371,183
Administrative asset additions	241,326	-	241,326

	Year Ended April 30, 2007
	Canada	USA	Consolidated
Interest income	$263,125	$-	$263,125

General and administrative	5,520,686	3,008	5,523,694
Foreign currency loss	1,548,840	-	1,548,840
Accretion on promissory notes	71,270	-	71,270
Deprecation and accretion	2,372	10,001	12,373
Net loss	(6,880,043)	(13,009)	(6,893,052)

Oil and gas assets	8,493	20,747,862	20,756,355
Administrative assets	128,741	-	128,741

Oil and gas asset additions	8,493	20,747,862	20,756,355
Administrative asset additions	131,113	-	131,113

All costs incurred prior to the Company changing to focus to oil and gas exploration, in November 2006, were incurred in Canada.

22.	Comparative Figures: Certain comparative figures have been reclassified to conform to current period presentation.